Paragon Minerals Corporation
Pro-forma Balance Sheet
March 31, 2006
(Unaudited - see Compilation Report)

D E V I S S E R G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

COMPILATION REPORT

TO THE DIRECTORS OF PARAGON MINERALS CORPORATION

We have read the accompanying unaudited pro-forma consolidated balance sheet of Paragon Minerals Corporation (Paragon) as at March 31, 2006, and have performed the following procedures.

1.  Compared the figures in the column captioned Paragon Minerals Corporation to the audited balance sheet of Paragon as at July 4, 2006 and found them to be in agreement.

2.  Made enquiries of certain officials who have responsibility for financial and accounting matters about the basis for determination of the pro-forma adjustments. The officials described to us the basis for determination of the pro-forma adjustments.

3.  Read the notes to the pro-forma statements, and found them to be consistent with the basis described to us for determination of the pro-forma adjustments,

4.  Recalculated the application of the pro-forma adjustments to the amounts in the column captioned Paragon Minerals Corporation Pro-forma and found the amounts to be arithmetically correct.

A pro-forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro-forma financial statement, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such a statement.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, Canada
July 7, 2006

Paragon Minerals Corporation
Pro-Forma Balance Sheet
March 31, 2006 *
(Unaudited - See Compilation Report)
	Paragon Minerals Corporation $	Pro-forma adjustments Note 2 (a) $		Paragon Minerals Corporation Pro-forma $
ASSETS

Cash		3,000,000	(f)
		(150,000)	(h)	2,850,000
Amounts receivable		17,054	(b)	17,054
Mineral property rights		6,654,896	(b)
		125,000	(g)	6,779,896
Due from Rubicon Minerals Corporation		6,671,950	(d)
		(6,671,950)	(e)

Investment in Rubicon Minerals Corporation		6,671,950	(c)
		(6,671,950)	(d)	-

Total Assets	-			9,646,950

LIABILITIES AND SHAREHOLDERS’ EQUITY

Note payable - Rubicon Minerals Corporation		6,671,950	(d)
		(6,671,950)	(e)
Share Capital
Common		6,671,950	(c)
		3,000,000	(f)
		125,000	(g)
		(150,000)	(h)	9,646,950
Preferred		6,671,950	(b)
		(6,671,950)	(d)	-

Total liabilities and shareholders’ equity	-			9,646,950

* - note the Company was not incorporated until July 4, 2006

Paragon Minerals Corporation
Notes to Pro-Forma Balance Sheet
March 31, 2006
(Unaudited - See Compilation Report)

1. Basis of presentation

The unaudited pro-forma consolidated balance sheet has been compiled for purposes of inclusion in the Management Information Circular of Rubicon Minerals Corporation (Rubicon) dated July 7, 2006 relating to the reorganization of certain existing mineral property interests into separate corporate entities by a Plan of Arrangement (the Arrangement). Paragon Minerals Corporation (Paragon or the Company) has been incorporated under the Canada Business Corporations Act on July 4, 2006 with no currently-issued share capital and will own all of Rubicon’s mineral exploration rights and interests in Newfoundland and Nunavut.

This pro-forma consolidated balance sheet has been prepared as if the reorganization of Rubicon into three separate entities occurred on March 31, 2006 and that the adjustments disclosed in Note 2 had occurred on the same date. In the opinion of management, the pro-forma consolidated balance sheet includes all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles, inclusive of the effect of the assumptions disclosed in note 3. A pro-forma presentation of operations for the period ending March 31, 2006 is not considered practicable in this circumstance nor would it provide any meaningful information to a financial statement reader.

This pro-forma consolidated balance sheet is not necessarily reflective of the financial position that would have resulted if the events described herein under the Arrangement had occurred on March 31, 2006, but rather expresses the pro-forma results of specific transactions currently proposed. Further, this pro-forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future.

2.  Pro-forma adjustments

The pro-forma consolidated balance sheet gives effect to the following transactions as if they had occurred at March 31, 2006:

(a)  Paragon share capital is reorganized such that a special class of preferred shares is created.

(b)  Rubicon sells certain assets, described further in note 3, to Paragon and takes back as consideration 1000 of the preferred shares described in (a) above.

(c)  All Rubicon shareholders transfer to Paragon all of their special shares of Rubicon relating to the Paragon assets and take back as consideration, for every 6 such special shares of Rubicon, one common share of Paragon.

(d)  Rubicon redeems the special shares relating to the Paragon assets, now held by Paragon, and issues a note to Paragon equal to the aggregate par value of these shares. Paragon redeems the 1000 preferred share issued to Rubicon in (b) above and issues a note to Rubicon for the redemption value of these shares, which is equal to the fair value of the Paragon assets.

(e)  Both Paragon and Rubicon agree to cancel the outstanding notes due to each other in full settlement of the (offsetting) amounts to each company.

(f)  Paragon completes a non-brokered private placement financing to raise $3.0 million by the issuance of an aggregate of 5,333,333 common shares.

(g)  Paragon issues to Altius Resources Inc. 250,000 common shares in connection with the South Tally Pond property acquisition, as more fully described at Note 4.

(h)  Estimated total costs to complete these transactions of $150,000.

3.  Pro-forma assumptions

•	Pursuant to the Arrangement, the assets to be transferred to Paragon are as follows:
$
Amounts receivable - security deposits	17,054
Carrying cost of rights	6,654,896
6,671,950

•
As there had been no substantive change in the beneficial ownership of these assets at the time that they are vended to the new corporate entities, the transactions are recorded using the historical carrying values of the assets in the accounts of Rubicon.

Paragon will assume the position of Rubicon in various property acquisition agreements in respect to these Newfoundland property interests. To maintain these assets, Paragon will be obligated to complete the terms of various property agreements, comprised generally of making future cash payments, completing exploration work obligations, and issuing common shares to property optioners. Readers should refer to the December 31, 2005 annual and March 31, 2006 interim financial statements of Rubicon, as well as Rubicon’s current Management Information Circular, for further details of the various Newfoundland and Nunavut property interests being transferred to Paragon.

•
The pro-forma financial statement reflects the assumption that Paragon will acquire, by election, a tax basis in its property interests acquired equal to their aggregate carrying amount for accounting purposes, and that accordingly no liability for future income taxes is applicable.

4.  Share Capital

	Number of Shares	$
Issued on exchange of Rubicon shares (note 2-c)	12,692,087	6,671,950
Completion of concurrent private placement financing *	5,333,333	3,000,000
Acquisition option payment *	250,000	125,000
Estimated total costs to complete the Arrangement	-	(150,000)
Pro-forma issued and outstanding, March 31, 2006	18,275,420	9,646,950

* The Company proposes to complete a non-brokered private placement financing to raise a minimum of $3.0 million by the issuance of a minimum of 3,333,333 flow-through common shares at a price of $0.60 per share and 2,000,000 non-flow through units at a price of $0.50 per share. Each unit is to consist of a non-flow through common share and one share purchase warrant, exercisable to acquire an additional non-flow through common share for $1.00 for a period of two years. In consideration for the participation of Altius Resources Inc. (Altius) in this financing Paragon has agreed to acquire from Altius a 100% interest in the South Tally Pond property, located in Newfoundland, in consideration for 1,000,000 common shares, of which the initial tranche of 250,000 shares is due on the effective date of the transactions comprising the Arrangement.